SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 34th EXTRAORDINARY GENERAL SHAREHOLDERS’

MEETING HELD ON OCTOBER 3RD, 2011

1.         DATE, TIME AND PLACE: October 3rd, 2011, at 16:00h, in the Company’s headquarter, at Rua Martiniano de Carvalho, No. 851, in the City of São Paulo, State of São Paulo.

2.         CALL NOTICE: Called by means of the Call Notice published in the Oficial Gazette of the State of São Paulo - Diário Oficial do Estado de São Paulo (Corporate Notebook- pages 16, 10 and 9, respectively) on September 14, 15 and 16, 2011, and in the newspaper “Valor Econômico” (pages D9, B6 and D9, respectively) also on September 14, 15 and 16, 2011.

3.         AGENDA:

(a) to analyze and resolve about the Protocol of Merger and Instrument of Justification of Vivo Participações S.A. into Telecomunicações de São Paulo S.A. - Telesp, executed by the Managements of the Company and of Vivo Participações S.A. (“Vivo Part.”), in connection with the merger of Vivo Part. into the Company;

(b) to acknowledge and confirm the retaining by the Managers of the Company and of Vivo Part. of the specialized company Ernst & Young Terco Auditores Independentes S.S., enrolled with CNPJ/MF under No. 61.366.936/0001-25, to elaborate the valuation report of net worth of Vivo Part. to be merged into the Company;

(c) to analyze and resolve about the valuation report mentioned in item (b) above;

(d) to resolve about the merger of Vivo Part. into the Company and its implementation;

(e) to resolve about the modification of the authorized capital of the Company, amending the respective article in the Company’s Bylaws;

(f) to resolve about the modification of the corporate name of the Company, amending the respective article in the Company’s Bylaws;

(g) to resolve about the amendment to the article 23 of the Company’s Bylaws; and

(h) to resolve about the consolidation of the Company’s Bylaws.

4.         ATTENDACE: the meeting was instated with the attendance of shareholders representing 91.89% of the voting shares, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance” No. 02, pages 44 to 45 (overleaf), being registered, also, the presence of the Company’s Audit Committee members, Mr. Stael Prata Silva Filho and Mr. Flávio Stamm, and of the specialized company Ernst & Young Terco Auditores Independentes S.S. representative, Mr. Cassio Barbosa, in order to provide clarifications regarding the proposed transaction, if necessary.

5.         CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman of the meeting and Michelle Morkoski Landy – Secretary of the meeting.

6.         RESOLUTION:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred therein, and would only contain a transcription of the resolutions taken thereby, as allowed by article 130, first paragraph, of Law No. 6,404/76 (“Brazilian Corporations Law”). The Chairman informed that the documents or proposals, voting or dissent statements regarding the agenda should be presented in written to the Board of the meeting, which, for such purpose, would be represented by the Secretary of the meeting. Furthermore, the Chairman informed that the documents related to the agenda were available over the Board of the meeting and that such documents were made available to the shareholders, in compliance with CVM Instruction No. 319/99, since the disclosure of the transaction conditions, by means of the publication of the Notice of Material Fact on September 14, 2011.

Moreover, the Chairman clarified that, as it was known by all those present, the purpose of the meeting was to resolve the terms and conditions for the merger of the wholly-owned subsidiary of the Company, Vivo Participações S.A., a publicly-held company incorporated in accordance with the laws of Brazil, headquartered in the city of São Paulo, State of São Paulo, at Avenida Roque Petroni Junior, 1464, enrolled with CNPJ/MF under No. 02.558.074/0001-73, into the Company. He highlighted that the purpose of the aforementioned merger is to continue the simplification of the companies corporate structure, which has been initiated with the merger of the totality of shares of Vivo Part. into the Company, becoming Vivo Part. a wholly-owned subsidiary of the Company, approved by the relevant shareholders on Extraordinary Shareholders Meetings held on April 27, 2011 (“Corporate Restructuring”).

The Chairman also clarified that the intended merger of Vivo Part., with its consequent extinction, was submitted to the Brazilian National Telecommunications Agency – ANATEL and was approved according to the Act N. 5.703, dated as of August 16, 2011, published in the Daily Official Government Newspaper (DOU) on August 18, 2011.

Finally, the Chairman informed that since there are no non-controlling shareholders of Vivo Part., considering it is a wholly-owned subsidiary of the Company, there will not be exchange of shares of the non-controlling shareholders of Vivo Part. by shares issued by the Company, as well as the intended merger shall not result in a capital increase of the Company, neither in any change to the equity interest of the shareholders of the Company.

The shareholders analyzed the matters of the Agenda and resolved:

(a)     to approve, by unanimous votes, with exception of the abstentions registered by the Board, the Protocol of Merger and Instrument of Justification of Vivo Part. into the Company (“Protocol”), executed on September 13, 2011, amongst the Company and Vivo Part., which contemplates the merger of the Vivo Part. into the Company. The Protocol establishes the general terms and conditions of the intended transaction, its justification, the evaluation criteria of the net worth to be absorbed by the Company, having the Board of Directors and Audit Committee of the Company issued their favorable opinions thereto. The referred Protocol is attached to these minutes as Annex I;

(b)     to ratify, by unanimous votes, with exception of the abstentions registered by the Board, the retention by the Board of Officers of the Company of the specialized company Ernst & Young Terco Auditores Independentes S.S., to evaluate the net worth of Vivo Part. to be merged into the Company;

(c)     to approve, by unanimous votes, with exception of the abstentions registered by the Board, the valuation report of the net worth of Vivo Part. (“Valuation Report”), which established, based on book value on the date of August 31, 2011, that the net worth of Vivo Part. to be merged into the Company amounts to ten billion, two hundred ninety three million, three hundred fifteen thousand, one hundred and one reais and eight cents (R$ 10,293,315,101.48), pursuant to the Valuation Report prepared by the specialized company Ernst & Young Terco Auditores Independentes S.S., whose retention was ratified in by this meeting and that is attached to these minutes as Annex II;

(d)     to approve, by unanimous votes, with exception of the abstentions registered by the Board, definitively and without any restriction, the merger of Vivo Part.’s net worth into the Company , in the total amount described in item (c) of these minutes, with the consequent assumption by the Company of the assets and liabilities of Vivo Part. and succession of all its rights and obligations, as set forth in law. Also to state that, as a result of the merger approved herein, Vivo Part. shall be extinguished, being succeeded by the Company, as established in article 227 of Brazilian Corporations Law, and the Managers of the Company are authorized to take all the necessary measures to formalize the merger of the Vivo Part. into the Company, approved herein, before public entities and third parties in general;

(e) to approve, by unanimous votes, with exception of the abstentions registered by the Board, definitively and without any restriction, the increase of the authorized capital of the Company, from the current seven hundred million (700,000,000) shares to one billion, three hundred and fifty million (1,350,000,000) shares, resulting in the amendment to the caput of article 4 of Company’s Bylaws, which shall henceforth be in force with the following wording:

“Article 4 – The Company is authorized to increase its capital stock until the limit of 1,350,000,000 (one billion, three hundred and fifty million) common or preferred shares, and the Board of Directors is the body authorized to resolve on the capital increase and accordingly, the issue of new shares, within the limit of authorized capital.”

(f) to approve, by unanimous votes, with exception of the abstentions registered by the Board, definitively and without any restriction, the modification of the corporate name of the Company to Telefônica Brasil S.A., resulting in the amendment to the article 1 of Company’s Bylaws, which shall henceforth be in force with the following wording:

“Article 1 –Telefônica Brasil S.A. is a corporation ruled by these present Bylaws and other legal applicable provisions, with indeterminate duration.”

(g) to approve, by unanimous votes, with exception of the abstentions registered by the Board, the modification of items “A” and “B” of the article 23 of the Company’s Bylaws, which establishes the specific duties of the members of the Board of Officers, which shall henceforth be in force with the following wording, remaining unmodified the items “c”, “d”, “E” and “F” of the referred article:

“A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company in or out of court, before shareholders and general public, and may appoint attorneys-in-fact jointly with another Officer and designate agents, delegate duties to other Officers to practice specific acts;
2. To follow up and oversee the implementation of Board of Directors’ decisions in relation to their activities and duties;
3. To set out guidelines and oversee activities of institutional relations, including the regulation and external communication, audit and Fundação Telefônica, as well as oversee the activities performed by Chief Financial and Investor Relations Officer, by General Secretary and Legal Officer and by General and Executive Officer;
4. Call for the Board of Executive Officers meetings;
5. To practice urgent acts subject to the approval of the Board of Executive Officers; and
6. To perform other duties assigned by the Board of Directors.

B – GENERAL AND EXECUTIVE OFFICER

1.  To establish guidelines, coordinate and oversee the Company’s activities related to:  (a) strategies and new businesses; (b) resources; (c) coordination and compliance; (d) Companies Executive Board of Officers; (e) Individual Market Executive Board of Officers; (f) Network; (g) Systems and (h) Customer Service;
2.   To follow up and oversee the implementation of the Board of Directors’ decisions in relation to their activities and duties; and
3.   To practice urgent acts subject to the approval of the Board of Executive Officers.”

(h) to approve, by unanimous votes, with exception of the abstentions registered by the Board, definitively and without any restriction, in the terms of the amendments to the Company’s Bylaws resolved in this meeting, the consolidation of the Company’s Bylaws, attaching it to this minutes as Annex III.

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders’ legal representatives have acknowledged that it would be drowned up in the form of summary of the facts, as authorized by article 130, paragraph first, of Brazilian Corporations Law. It was also stated that, as authorized by article 130, paragraph second, of Brazilian Corporations Law, the publishing of this minutes will be made with the deletion of the signatures of the shareholders’ representatives.

São Paulo, October 3rd, 2011. (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting, resepresentig the Management; Michelle Morkoski Landy – Secretary of the Meeting; Breno Rodrigo Pacheco de Oliveira and Gilmar Roberto Pereira Camurra, representatives of the shareholder  SP Telecomunicações Participações Ltda.; Gilmar Roberto Pereira Camurra representative of the shareholder Telefônica Internacional S.A; Telefónica S.A. and Telefónica Chile S.A. – p.p. Breno Rodrigo Pacheco de Oliveira; represented by Citibank N.A., p.p. Daniel Alves Ferreira, the shareholders Bell Atlantic Master Trust, Brunei Investiment Agency, Dominion Resources Inc. Master Trust, Ford Motor Company Defined Benefit Máster Trust, Japan Trustee Services Bank, Ltd. STB LM Braz.  High Div Eq. Mother Fund, Ministry of Strategy and Finance, State of Califórnia Public Employees Retirement System, State Street Bank and Trust Co. Inv. Funds for Tax Ex. Ret. Plan, State Street Emerging Markets, The Bank Corea, Wilmington Multi-Manager International Fund;  represented by Itau Unibanco S.A., p.p. Daniel Alves Ferreira, the shareholder Amundi Funds; represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, p.p. Daniel Alves Ferreira, the shareholder  Public Employees Retirement Association of New México; represented by Banco Santander (“Brasil”) S.A. the shareholder Amundi.; Stael Prata Silva Filho and Flávio Stamm, Members of the Audit Committee; Ernst & Young Terco Auditores Independentes S.S. p. Cassio Barbosa.

This is a true certified copy of the original minutes of the 34th Extraordinary Shareholders´ Meeting, held on October 3rd, 2011, drawn up in the appropriate book.

Michelle Morkoski Landy
Secretary of the Meeting
OAB/SP No. 178.637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	October 04, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director